Philips acquires Selecon; a key provider of professional theatrical and architectural lighting solutions

Wednesday, April 01, 2009

Amsterdam, the Netherlands and Auckland, New Zealand – Royal Philips (AEX: PHI, NYSE: PHG) announced today that it has acquired New Zealand-based Selecon, a prominent global designer, manufacturer and distributor of professional theatrical and architectural lighting fixtures. Under the terms of the agreement, Philips will acquire the business assets of Selecon New Zealand Limited, Selecon UK Limited, Selecon North America LLC and Aureol Lighting Limited. No financial details on the transaction were disclosed.

“Selecon’s highly acclaimed luminaires for the theatrical and architectural markets will further strengthen the breadth of solutions Philips can offer to important professional customers such as performing arts centers, churches, convention centers and hotels,” said Rudy Provoost, Chief Executive of Philips’ Lighting sector. “Today we are further strengthening the product portfolio of our globally leading entertainment lighting business, building on the foundation provided by the acquisition of Genlyte in 2008.”

Headquartered in Auckland, New Zealand, Selecon was founded in 1969 and employs approximately 95 people throughout Australasia, Europe and North America. Landmarks as diverse as the American Museum of Natural History, Hong Kong Science Museum, the Sydney Opera House and the Opera Bastille in Paris all use Selecon lighting. The company has delivered a double digit annual revenue growth rate over the last four years, a performance which is expected to continue in years to come. Selecon has become part of the Entertainment Group within the Philips Professional Luminaires business, which also encompasses the Vari-Lite and Strand Lighting business operations.

The acquisition of Selecon follows the acquisition of Italy-based Ilti Luce Srl, one of the leading LED design companies in Europe for architectural indoor lighting just over a month ago, and is the second such announcement in the Pacific region in as many weeks following last week’s acquisition of Australia-based lighting company Dynalite.

For further information, please contact:

Joon Knapen
Philips Corporate Communications
Tel: +31 20 59 77477
Email:  joon.knapen@philips.com

Sarah Campbell
Philips Australia Communications
Tel: +61 421 612 994
Email:  sarah.campbell@philips.com

David Wolf
Philips Electronics North America
Tel: + 1 212 536 0817
Email: david.l.wolf@philips.com

About Royal Philips Electronics
Royal Philips Electronics of the Netherlands (NYSE: PHG, AEX: PHI) is a diversified Health and Well-being company, focused on improving people’s lives through timely innovations. As a world leader in healthcare, lifestyle and lighting, Philips integrates technologies and design into people-centric solutions, based on fundamental customer insights and the brand promise of “sense and simplicity”. Headquartered in the Netherlands, Philips employs approximately 121,000 employees in more than 60 countries worldwide. With sales of EUR 26 billion in 2008, the company is a market leader in cardiac care, acute care and home healthcare, energy efficient lighting solutions and new lighting applications, as well as lifestyle products for personal well-being and pleasure with strong leadership positions in flat TV, male shaving and grooming, portable entertainment and oral healthcare. News from Philips is located at www.philips.com/newscenter.

About Selecon
Selecon was founded in Auckland, New Zealand in 1969 and designs, manufactures and distributes lights for entertainment and architectural display applications.  It specializes in fixed luminaires which are installed in some of the world’s most prestigious and famous theatrical and architectural landmarks including the Oslo Opera House; the Sydney Opera House; Esplanade – Theatres on the Bay, Singapore; the Maly and Bolshoi Theatres in Moscow; the Four Seasons Centre for the Performing Arts, Toronto; the Frederick P. Rose Hall, Jazz at Lincoln Center, New York and the Opera Bastille in Paris. Selecon goes where theatre goes. More information is available at http://www.seleconlight.com/

Forward-looking statements
This release may contain certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements.